Exhibit 99.1

Executive Vice Chairman Jerry He Purchased Bright Scholar Shares on the Open Market

FOSHAN, China, June 1, 2020 (PRNewswire) - Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE:BEDU), a global premier education service company, today announced that Executive Vice Chairman Jerry He has recently purchased 13,000 Class A ordinary shares in the form of ADSs of Bright Scholar (the “ADSs”) on the open market. Combined with other open market purchases since April 2018, Mr. He has purchased approximately 77,000 ADSs in the aggregate on the open market, bringing his total shares owned to 1,317,000 Class A ordinary shares and 6,100,000 Class B ordinary shares of the Company, which represents 6.14% of Bright Scholar’s total issued and outstanding shares as a single class.

“The Company just reported 70.5% revenue growth and 49.7% net income growth for the first half of the 2020 fiscal year as compared to the same period of the last fiscal year, on April 20, 2020,” Mr. He said.  “ Given the Company’s consecutive quarters of strong revenue and profit growth since IPO, the share repurchases reflect my strong confidence in the Company’s future business prospects and ability to create greater value for shareholders.”

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 29, 2020, Bright Scholar operated 80 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the six months ended February 29, 2020, Bright Scholar had an average of 51,879 students enrolled at its schools.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507